Exhibit 1

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three-month periods ended December 31, 2024 and 2023

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three-month periods ended December 31, 2024 and 2023

•	Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the years and for the three-month periods ended December 31, 2024 and 2023
•	Unaudited interim condensed consolidated statements of financial position as of December 31, 2024 and 2023
•	Unaudited interim condensed consolidated statements of changes in equity for the years ended December 31, 2024 and 2023
•	Unaudited interim condensed consolidated statements of cash flows for the years and for the three-month periods ended December 31, 2024 and 2023
•	Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the years and for the three-month periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Revenue from contracts with customers	4	1,647,768	1,168,774	471,318	309,196
Cost of sales:
Operating costs	5.1	(116,526)	(94,685)	(36,556)	(22,270)
Crude oil stock fluctuation	5.2	1,720	(2,058)	3,913	1,743
Royalties and others	5.3	(243,950)	(176,813)	(73,896)	(46,593)
Depreciation, depletion and amortization	11/12/13	(437,699)	(276,430)	(139,618)	(79,011)
Other non-cash costs related to the transfer of conventional assets	15	(33,570)	(27,539)	(8,521)	(7,972)

Gross profit		817,743	591,249	216,640	155,093

Selling expenses	6	(140,334)	(68,792)	(62,527)	(19,170)
General and administrative expenses	7	(108,954)	(70,483)	(35,207)	(18,665)
Exploration expenses		(138)	(16)	(102)	352
Other operating income	8.1	54,127	203,812	6,467	83,639
Other operating expenses	8.2	(1,261)	302	(64)	(143)
Reversal (impairment) of long-lived assets	2.4.1	4,207	(24,585)	4,207	(24,585)

Operating profit		625,390	631,487	129,414	176,521

Interest income	9.1	4,535	1,235	1,375	433
Interest expense	9.2	(62,499)	(21,879)	(25,361)	(5,674)
Other financial income (expense)	9.3	23,401	(65,484)	19,259	(3,827)

Financial income (expense), net		(34,563)	(86,128)	(4,727)	(9,068)

Profit before income tax		590,827	545,359	124,687	167,453

Current income tax (expense)	14	(426,288)	(16,393)	(106,897)	39,570
Deferred income tax benefit (expense)	14	312,982	(132,011)	75,981	(74,085)

Income tax (expense)		(113,306)	(148,404)	(30,916)	(34,515)

Profit for the year / period, net		477,521	396,955	93,771	132,938

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent periods
- (Loss) profit from actuarial remeasurement related to employee benefits	24	(10,200)	6,565	4,683	7,553
- Deferred income tax benefit (expense)	14	3,570	(2,298)	(1,639)	(2,644)

Other comprehensive income for the year / period		(6,630)	4,267	3,044	4,909

Total comprehensive profit for the year / period		470,891	401,222	96,815	137,847

Earnings per share
Basic (in US Dollars per share)	10	4.979	4.237	0.985	1.396
Diluted (in US Dollars per share)	10	4.633	4.000	0.913	1.317

Notes 1 through 28 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of financial position as of December 31, 2024 and December 31, 2023

(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2024	As of December 31, 2023
Assets
Noncurrent assets
Property, plant and equipment	11	2,805,983	1,927,759
Goodwill	12	22,576	22,576
Other intangible assets	12	15,443	10,026
Right-of-use assets	13	105,333	61,025
Biological assets		10,027	—
Investments in associates		11,906	8,619
Trade and other receivables	15	205,268	136,351
Deferred income tax assets		3,565	5,743

Total noncurrent assets		3,180,101	2,172,099

Current assets
Inventories	17	6,469	7,549
Trade and other receivables	15	281,495	205,102
Cash, bank balances and other short-term investments	18	764,307	213,253

Total current assets		1,052,271	425,904

Total assets		4,232,372	2,598,003

Equity and liabilities
Equity
Capital stock	19.1	398,064	517,874
Other equity instruments		32,144	32,144
Legal reserve		8,233	8,233
Share-based payments		45,628	42,476
Share repurchase reserve	19.2	129,324	79,324
Other accumulated comprehensive income (losses)		(11,057)	(4,427)
Accumulated profit (losses)		1,018,877	571,391

Total equity		1,621,213	1,247,015

Liabilities
Noncurrent liabilities
Deferred income tax liabilities		64,398	383,128
Lease liabilities	13	37,638	35,600
Provisions	20	33,058	12,339
Borrowings	16.1	1,402,343	554,832
Employee benefits	24	15,968	5,703

Total noncurrent liabilities		1,553,405	991,602

Current liabilities
Provisions	20	3,910	4,133
Lease liabilities	13	58,022	34,868
Borrowings	16.1	46,224	61,223
Salaries and payroll taxes	21	32,656	17,555
Income tax liability		382,041	3
Other taxes and royalties	22	47,715	36,549
Trade and other payables	23	487,186	205,055

Total current liabilities		1,057,754	359,386

Total liabilities		2,611,159	1,350,988

Total equity and liabilities		4,232,372	2,598,003

Notes 1 through 28 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in equity for the year ended December 31, 2024

(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments	Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2023	517,874	32,144	8,233	42,476		79,324	(4,427)	571,391	1,247,015

Profit for the year, net	—	—	—	—		—	—	477,521	477,521
Other comprehensive income for the year	—	—	—	—		—	(6,630)	—	(6,630)

Total comprehensive income	—	—	—	—		—	(6,630)	477,521	470,891

Ordinary General Shareholders’ meeting on August 6, 2024 (1):
Creation of share repurchase reserve	—	—	—	—		50,000	—	(50,000)	—
Board of Directors’ meeting on December 5, 2024 (2):
Reduction of capital stock	(19,965)	—	—	—		—	—	19,965	—
Share repurchase (2)	(99,846)	—	—	—		—	—	—	(99,846)
Share-based payments	1	—	—	3,152	(3)	—	—	—	3,153

Amounts as of December 31, 2024	398,064	32,144	8,233	45,628		129,324	(11,057)	1,018,877	1,621,213

(1)	See Note 19.2.
(2)	See Note 19.1.
(3)	Including 34,923 share-based payments (Note 7), net of tax charges.

Notes 1 through 28 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in equity for the year ended December 31, 2023

(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments	Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2022	517,873	32,144	2,603	40,744		49,465	(8,694)	209,925	844,060

Profit for the year, net	—	—	—	—		—	—	396,955	396,955
Other comprehensive income for the year	—	—	—	—		—	4,267	—	4,267

Total comprehensive income	—	—	—	—		—	4,267	396,955	401,222

Ordinary and Extraordinary General Shareholders’ meeting on April 24, 2023 (1):
Creation of legal reserve	—	—	5,630	—		—	—	(5,630)	—
Creation of share repurchase reserve	—	—	—	—		29,859	—	(29,859)	—
Share-based payments	1	—	—	1,732	(2)	—	—	—	1,733

Amounts as of December 31, 2023	517,874	32,144	8,233	42,476		79,324	(4,427)	571,391	1,247,015

(1)	See Note 21.2 to the annual consolidated financial statements as of December 31, 2023.
(2)	Including 23,133 share-based payments (Note 7), net of tax charges.

Notes 1 through 28 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the years and for the three-month periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Cash flows from operating activities:
Profit for the year / period, net		477,521	396,955	93,771	132,938
Adjustments to reconcile net cash flows
Items related to operating activities:
Other non-cash costs related to the transfer of conventional assets	15	33,570	27,539	8,521	7,972
Share-based payments	7	34,923	23,133	6,285	5,858
Net increase (decrease) in provisions	8.2	1,261	(578)	64	143
Net changes in foreign exchange rate	9.3	453	(18,458)	(1,852)	(7,927)
Discount of assets and liabilities at present value	9.3	(933)	(2,137)	(1,341)	806
Discount for well plugging and abandonment	9.3	1,312	2,387	449	599
Income tax expense	14	113,306	148,404	30,916	34,515
Employee benefits	24	489	300	266	176
Items related to investing activities:
Gain related to the transfer of conventional assets	8.1	—	(89,659)	—	—
(Reversal) impairment of long-lived assets	2.4.1	(4,207)	24,585	(4,207)	24,585
Gain from farmout agreement	8.1	—	(24,429)	—	—
Interest income	9.1	(4,535)	(1,235)	(1,375)	(433)
Changes in the fair value of financial assets	9.3	(14,120)	(19,437)	(7,103)	(31,659)
Depreciation and depletion	11/13	431,788	272,371	137,824	77,894
Amortization of intangible assets	12	5,911	4,059	1,794	1,117
Items related to financing activities:
Interest expense	9.2	62,499	21,879	25,361	5,674
Amortized cost	9.3	1,649	1,810	589	525
Interest expense on lease liabilities	9.3	3,093	2,894	835	757
Remeasurement in borrowings	9.3	—	72,044	—	23,077
Other financial income (expense)	9.3	(14,855)	26,381	(10,836)	17,649
Changes in working capital:
Trade and other receivables		(210,622)	(81,260)	16,238	35,460
Inventories	5.2	(1,720)	2,058	(3,913)	(1,743)
Trade and other payables		109,334	61,230	78,576	28,593
Payments of employee benefits	24	(424)	(283)	(133)	(74)
Salaries and payroll taxes		(16,247)	(26,441)	4,581	(253)
Other taxes and royalties		(23,396)	(43,507)	(2,770)	(2,673)
Provisions		2,295	(1,359)	3,330	(89)
Income tax payment		(29,319)	(67,213)	(6,385)	(6,782)

Net cash flows provided by operating activities		959,026	712,033	369,485	346,705

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the years and for the three-month periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment and biological assets		(1,052,530)	(688,437)	(306,486)	(228,910)
Proceeds from the transfer of conventional assets (1)		10,734	10,000	—	—
Payments for acquisitions of other intangible assets	12	(11,328)	(7,293)	(6,190)	(3,757)
Payments for acquisitions of investments in associates		(3,287)	(2,176)	(1,076)	(1,544)
Interest received	9.1	4,535	1,235	1,375	433
Proceeds from farmout agreement	8.1	—	26,650	—	—
Prepayment of leases		—	(14,292)	—	(131)
Payments for the acquisition of AFBN assets (2)		—	(25,000)	—	(6,250)

Net cash flows (used in) investing activities		(1,051,876)	(699,313)	(312,377)	(240,159)

Cash flows from financing activities:
Proceeds from borrowings	16.2	1,320,897	318,169	835,880	99,669
Payment of borrowings principal	16.2	(470,351)	(211,499)	(339,704)	(141,225)
Payment of borrowings interest	16.2	(53,897)	(22,993)	(33,183)	(4,239)
Payment of borrowings cost	16.2	(7,631)	(1,779)	(6,194)	(80)
Payment of lease	13	(56,641)	(36,780)	(23,792)	(6,343)
Share repurchase	19.1	(99,846)	—	—	—
Proceeds from (payments of) other financial results	9.3	8,680	(25,562)	14,649	(17,649)

Net cash flow provided by (used in) financing activities		641,211	19,556	447,656	(69,867)

Net increase in cash and cash equivalents		548,361	32,276	504,764	36,679
Cash and cash equivalents at beginning of year / period	18	209,516	241,956	249,062	170,846
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents		(2,267)	(64,716)	1,784	1,991
Net increase in cash and cash equivalents		548,361	32,276	504,764	36,679

Cash and cash equivalents at end of year / period	18	755,610	209,516	755,610	209,516

Significant transactions that generated no cash flows
Acquisition of property, plant and equipment through increase in trade and other payables		341,448	152,607	341,448	152,607
Changes in well plugging and abandonment with an impact in property, plant and equipment	11	23,325	(930)	13,167	1,688
Disposal for transfer of conventional assets through increase in trade and other receivables		—	(116,071)	—	—

(1)	See Note 1.2.1 to the annual consolidated financial statements as of December 31, 2023.
(2)	See Note 29.2.5 to the annual consolidated financial statements as of December 31, 2023.

Notes 1 through 28 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three-month periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Group information

1.1 Company general information

Vista Energy, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”), formerly known as Vista Oil & Gas, S.A.B. de C.V., was organized as a variable-capital stock company on March 22, 2017, under the laws of the United Mexican States (“Mexico”). The Company adopted the public corporation or “Sociedad Anónima Bursátil de Capital Variable” (“S.A.B. de C.V.”) on July 28, 2017. On April 26, 2022, Vista Oil & Gas, S.A.B. de C.V. changed the Company’s corporate name to “Vista Energy, S.A.B. de C.V.”.

It is listed on the New York Stock Exchange (“NYSE”) under ticker symbol “VIST” as from July 26, 2019.

Its main office is located in the City of Mexico, Mexico, at Pedregal 24, floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, zip code 11040.

As of December 31, 2024 and 2023, the Company´s main activity, through its subsidiaries, is the exploration and production of Crude oil and Natural gas (“Upstream”).

There were no significant changes in the Group’s structure and activities as from the date of issuance of the annual consolidated financial statements as of December 31, 2023.

1.2 Significant transactions for the year

1.2.1 Corporate bond (“ON”) issuance under New York legislation by Vista Energy Argentina S.A.U. (“Vista Argentina”)

On December 10, 2024, the Company, through its subsidiary Vista Argentina, issued ON XXVII for 600,000 and an average 10-year term. It will be amortized in equal parts in 2033, 2034 and 2035; and has an annual interest rate of 7.625% payable on a semi-annual basis.

This ON is governed by United States and other foreign jurisdictions pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933. It is issued under the “Programa de Notas” approved by the National Securities Commission in Argentina (“CNV” by its Spanish acronym).

For further information, see Note 16.1.

1.2.2 Agreement signed with Trafigura Argentina S.A. (“Trafigura”) related to the joint investment agreements (“farmout agreements I and II”) in Bajada del Palo Oeste area

On December 16, 2024, the Company, through its subsidiary Vista Argentina, agreed to the assignment of Trafigura’s interest in the aforementioned farmout agreements I and II in its own favor (See Note 29.2.1 of the consolidated financial statements as of December 31, 2023), effective as from January 1, 2025, at which time the Company will hold rights to 100% of the production from the pads subject to the agreement (the “Agreement”).

Under the Agreement, Vista Argentina will pay 128,000 to Trafigura in 48 monthly and consecutive installments through December 2028.

In addition, Vista Argentina and Trafigura signed a crude oil marketing agreement (“COMA”), which will be effective from January 1, 2025, to December 31, 2028, by virtue of which Vista will sell 10,000 m³ of Crude oil per month to Trafigura.

The amount payable by Trafigura under the COMA will be offset with Vista’s obligations under the Agreement.

As of December 31, 2024, the Agreement had no accounting impacts on the interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three-month periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

1.2.3 Agreement for “Vaca Muerta Sur” pipeline (the “Pipeline”)

1.2.3.1 Firm Transportation Service Agreement for Vaca Muerta Center Pipeline (“VMOC” by Spanish Acronym)

On December 18, 2024, the Company, through its subsidiary Vista Argentina, signed an agreement with YPF S.A. (“YPF”) to provide firm transportation services in VMOC. It was thus awarded a crude oil transportation capacity of 4,500 m3/d during phase I, increasing to 6,800 m3/d by phase II, which is expected to begin no later than December 31, 2026.

The agreement has a 15 year-term, beginning when the pipeline starts transporting hydrocarbons (“commencement date”).

Pursuant to this agreement, the Company undertook to make an upfront investment equal to a portion of the capital investments required to build the VMOC, which will be recovered from the monthly service fee in equal and consecutive installments as from commencement date.

As of December 31, 2024, the Company has not made any disbursements related to this agreement (Note 28).

1.2.3.2 Vaca Muerta Sur Pipeline (“VMOS” by Spanish Acronym)

On December 13, 2024, the Company, through its subsidiary Vista Argentina, signed an agreement with YPF, Pampa Energía S.A. and Pan American Sur S.A. (hereinafter, the “shareholders”) to acquire a minority interest in VMOS S.A., created to carry out the Vaca Muerta Sur project aimed at building a crude oil export pipeline for Vaca Muerta Sur (the “Project.”)

The expected extension of the Project is 437 km, joining Allen’s pumping station to Punta Colorada. It is also expected to have a loading and unloading port terminal with interconnected single buoy moorings and a tank and storage yard. In addition, this pipeline will transport up to 550,000 oil barrels per day (“bbl/d”), which may be increased up to 700,000 bbl/d. Business operations are scheduled to begin during the second half of 2027.

This Project will require an estimated investment of 3 billion, to be funded through shareholder contributions and third-party financing.

The Company, through its subsidiary Vista Argentina, holds an initial minority interest of 14.1%, which may change depending on the entry of other shareholders into the Project, and has been awarded a transportation, storage and dispatch capacity in the Project of 50,000 bbl/d, under a firm transportation contract.

The Company recognizes its investment in VMOS S.A. under the equity method within “Investments in associates”.

As of December 31, 2024, the Company has granted an advance for 4,741 to VMOS S.A., recognized in “Trade and other receivables” under “Balances with related parties” (Note 15 and 28).

Note 2. Basis of preparation and material accounting policies

2.1 Basis of preparation and presentation

These unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023, and for the years and for the three-month periods ended December 31, 2024 and 2023 were prepared in accordance with the International Accounting Standard (“IAS”) 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board (“IASB”). The Company prepared its interim financial statements on a condensed basis pursuant to IAS 34. Certain explanatory notes are included to describe the events and transactions that are relevant to understand the changes in the financial position as of December 31, 2024, and the results of operations for the years and for the three-month period ended December 31, 2024. Therefore, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read together with the annual consolidated financial statements as of December 31, 2023.

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies as used in preparing the Company’s consolidated financial statements as of December 31, 2023. They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three-month periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The figures contained herein are stated in US Dollars (“USD”) and are rounded to the nearest thousand, unless otherwise stated.

These unaudited interim condensed consolidated financial statements were approved for publication by the Board of Directors on February 26, 2025 and the subsequent events through that date are considered.

2.2 New effective accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments are applied for the first time in the year ended December 31, 2024, but did not have an impact on the interim condensed consolidated financial statements of the Group.

2.3 Basis of consolidation

These unaudited interim condensed consolidated financial statements contain the financial statements of the Company and its subsidiaries. There were no changes in interest in Company subsidiaries during the year ended December 31, 2024.

2.4 Summary of material accounting policies

2.4.1 Impairment of goodwill and property, plant and equipment, right-of-use assets and identifiable intangible assets (“long-lived assets”) other than goodwill

Long-lived assets are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other Cash Generating Units (“CGUs”).

As of December 31, 2024 and 2023, the Company oil and gas properties in Argentina were grouped as follow: (i) operated exploitation concessions of unconventional oil and gas; and (ii) non-operating concessions of conventional oil and gas.

The Company also identified only 1 CGUs in Mexico: (i) operated exploitation concessions of conventional oil and gas, as of December 31, 2024 and 2023.

The Company conducts its impairment test of nonfinancial assets when there is an indication that the carrying amount may be impaired. Moreover, Goodwill is tested every December. The Company bases the impairment test on the calculation of value in use and reviews the relationship between the recoverable amount and the carrying amount of its assets.

As of December 31, 2024, the Company did not identify indications of impairment related with goodwill and long-lived assets other than goodwill in Argentina. However, the Company identified reversal of impairment indicators to the CGU in Mexico, mainly resulting from the recovery of the local price of natural gas. Therefore, the Company performed an impairment testing; using estimated cash flows per CGU, to determine the recoverable amount of the long -lived assets and compare it against carrying amount of CGU.

As result of the analysis performed, for the year ended December 31, 2024 the Company recorded a reversal of impairment of 4,207 related to the CGU operated exploitation concessions of conventional oil and gas in Mexico.

As of December 31, 2023, the Company identified impairment indicators, mainly resulting from the decline in the international price of crude oil in Mexico and local price of natural gas in Argentina. Therefore, the Company performed an impairment testing; using estimated cash flows per CGU, to determine the recoverable amount of the long -lived assets and compare it against carrying amount of CGU.

As result of the analysis performed, for the year ended December 31, 2023 the Company recorded an impairment of 22,906 related to the CGU operated exploitation concessions of conventional oil and gas in Mexico and 1,679 related to the CGU for non-operating exploitation concessions of conventional oil and gas in Argentina.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three-month periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Main assumptions used

Below are the key assumptions used in assessing the recoverable value of the aforementioned CGUs, if any, and the sensitivity analyses:

	As of December 31, 2024		As of December 31, 2023
	Argentina	Mexico	Argentina	Mexico
Discount rates (after taxes)	9.9%	7.4%	12.9%	6.0%
Discount rates (before taxes)	18.2%	8.3%	21.9%	8.2%

Prices of crude oil, natural gas and Liquefied Petroleum Gas (“LPG”)
Crude oil (USD/bbl) (1)
2024	—	—	82.4	73.4
2025	73.3	60.7	79.0	70.9
2026	70.7	61.6	72.6	64.5
2027	67.3	62.9	66.4	61.3
As from 2028	67.4	61.4	66.4	61.3
Natural gas - local prices (USD/MMBTU) (2)
As from	3.0	4.0	2.8	3.3

LPG – local prices (USD/tn)
As from	301.8	—	296.3	—

(1)	The prices correspond to Brent and Maya, for Argentina and Mexico respectively.
(2)	Millions of British Themal Unit (“MMBTU”).

Sensitivity to changes in assumptions

Regarding the assessment of the value in use as of December 31, 2024, and 2023, the Company considers that there are no reasonably possible changes in any of the abovementioned main assumptions that may cause the carrying amount of any CGU to decrease its recoverable amount, except for the following:

	As of December 31, 2024		As of December 31, 2023
	Argentina	Mexico	Argentina (1)	Mexico
Discount rate (on the basis)	+10%		+10%
Carrying amount	—	(3,138)	(136)	(2,559)

Expected prices of crude oil, natural gas and LPG	-10%		- 10%
Carrying amount	—	(14,012)	(349)	(13,402)

(1)	Related to the non-operating concessions of conventional oil and gas CGU.

The aforementioned sensitivity analysis may not be representative of the actual change in the carrying amount because it is unlikely that the change in the assumptions would occur in isolation, as some assumptions may be correlated.

For further information on climate-related matters see Note 2.4.18 of the consolidated financial statements as of December 31, 2023.

As of December 31, 2024, and 2023, the net carrying amount of property, plant and equipment, intangible assets and right-of-use assets is disclosed in Notes 11, 12 and 13, respectively.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three-month periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.5 Regulatory framework

A-	Argentina

2.5.1 General

2.5.1.1 Bases law

On June 28, 2024, Argentina’s House of Representatives approved Law of Bases and Points of Departure for the Freedom of Argentineans No. 27,742, as well as Law of Palliative and Relevant Tax Measures No. 27,743 (jointly, “the Bases Law”). On July 8, 2024, the Bases Law was enacted through Presidential Decrees No. 592/2024 and No. 593/2024, respectively, published in the Official Bulletin.

These laws´s main objective is deregulate the Argentine economy and adjust the state’s operation and structure; declaring a public administrative, economic, financial, and energetic emergency for a year, and grant the Executive delegated legislative powers, as main measures.

Regarding the main amended to the Argentine Hydrocarbons Law, as follows:

•	Eliminates the concept of hydrocarbon self-supply existing at the time, with the objective of maximizing corporate profits from the exploitation of resources;

•

Establishes that the Executive (National or Provincial, as the case may be) may grant storage permits and authorizations for hydrocarbon processing, under the requirements and conditions set forth by the Argentine Hydrcarbons Law;

•	Grants producers rights to trade, transport, and industrialize hydrocarbons and by-products, while prohibiting the National Executive from intervening or setting prices;

•	Establishes the free export and import of hydrocarbons and by-products, eliminating the Department of Energy’s authority to challenge export permits;

•	Amends the acquisition system and terms for unconventional concessions following the reconversion of conventional concessions;

•	Authorizes the regulatory authority to grant concessions for terms other than those established in Argentine Hydrocarbons Law;

•	Amends the extension system for new concessions;

•	Mandates that new concessions be awarded through a bidding process upon expiration of existing concessions.

The Bases Law also sets forth the creation of an Incentive Regime for Large Investments (the “RIGI” by Spanish acronym), which provides stability and offers tax, customs, and foreign exchange benefits for projects in various sectors, including the energy and oil & gas, subject to specific conditions.

The RIGI was established and published in the Official Bulletin on August 23, 2024, through Presidential Decree No. 749/2024, applicable to the oil & gas sector solely for the following activities: (i) construction of treatments plants, natural gas separation plants, oil & gas pipelines, and polyducts, and storage facilities; (ii) transportation and storage of liquid and gaseous hydrocarbons; (iii) petrochemical plants, including fertilizer production and refinery; (iv) natural gas production, collection, treatment, processing, fractioning, liquefaction and transportation for export of liquefied natural gas, as well as the infrastructure works required to develop the industry, and (v) offshore exploration and exploitation of liquid and gaseous hydrocarbons.

The Bases Law had no significant impact on these interim condensed consolidated financial statements.

2.5.1.2 Tax for an inclusive and solidary Argentina (“PAIS tax”)

On September 2, 2024, through Presidential Decree No. 777/2024, the Executive reduced to 7.50% the PAIS tax rate applicable to the acquisition of foreign currency for the payment of imports of goods and freight.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three-month periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of the date of these interim condensed consolidated financial statements, the PAIS tax is no longer in effect, as its validity ended on December 22, 2024, in accordance with Law No. 27,541. (See Note 30.2 of the consolidated financial statements as of December 31, 2023).

2.5.2 Gas market

2.5.2.1 Argentine promotion plan to stimulate natural gas production: 2020-2024 supply and demand system (“Gas IV Plan”)

On December 22, 2022, through Resolution No. 860/2022 of the SE, the Company, through its subsidiary Vista Argentina, was awarded a base volume of 0.86 million cubic meters per day (“Mcm/d”) at an annual average price of 3.29 USD/MMBTU, applicable until December 31, 2024.

On April 19, 2023, through Resolution No. 265/2023 of the SE, the base volume awarded to Vista was increased to 1.14 Mcm/d, maintaining the annual average price of 3.29 USD/MMBTU, applicable for a 4-year period as from January 1, 2025.

Therefore, as of December 31, 2024, the Company was granted a permit by the SE to export natural gas to Chile according to the following volumes:

(i)	0.17 Mcm/d for the period elapsed from January through April 2025;
(ii)	0.15 Mcm/d for the period elapsed from May through September 2025; and
(iii)	0.17 Mcm/d for the period elapsed from October through December 2025.

For the years ended December 31, 2024 and 2023, the Company received a net amount of 3,839 and 5,189, respectively.

As of December 31, 2024 and 2023, the receivables related to such plan stand at 3,007 and 1,245, respectively (Note 15).

Other than mentioned above, there have been no significant changes in Argentina’s regulatory framework for the year ended December 31, 2024 (see Note 2.5 to the annual consolidated financial statements as of December 31, 2023).

B-	Mexico

There have been no significant changes in Mexico’s regulatory framework during the year ended December 31, 2024 (see Note 2.5 to the annual consolidated financial statements as of December 31, 2023).

Note 3. Segment information

The Chief Operating Decision Maker (the “Committee” or “CODM”) is in charge of allocating resources and assessing the performance of the operating segment. It supervises operating profit (loss), and the performance of the indicators related to its oil and gas properties on an aggregate basis to make decisions regarding the location of resources, negotiate with international suppliers and determine the method for managing contracts with customers.

The CODM considers as a single segment the exploration and production of crude oil, natural gas and LPG (including Exploration and Production commercial activities), through its own activities, subsidiaries and interests in joint operations and based on the nature of the business, customer portfolio and risks involved. The Company aggregated no segment as it has only one.

For the years ended December 31, 2024, and 2023, the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.

The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these unaudited interim condensed consolidated financial statements.

The following chart summarizes noncurrent assets per geographical area:

	As of December 31, 2024	As of December 31, 2023
Argentina	3,128,742	2,122,735
Mexico	51,359	49,364

Total noncurrent assets	3,180,101	2,172,099

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three-month periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 4. Revenue from contracts with customers

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Goods sold	1,647,768	1,168,774	471,318	309,196

Total revenue from contracts with customers	1,647,768	1,168,774	471,318	309,196

Recognized at a point in time	1,647,768	1,168,774	471,318	309,196

4.1 Information broken down by revenue from contracts with customers

Type of products	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Revenues from crude oil sales	1,573,069	1,097,316	454,703	296,180
Revenues from natural gas sales	71,756	67,290	15,257	12,048
Revenues from LPG sales	2,943	4,168	1,358	968

Total revenue from contracts with customers	1,647,768	1,168,774	471,318	309,196

Distribution channels	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Exports of crude oil	807,526	642,155	262,152	163,127
Local crude oil	765,543	455,161	192,551	133,053
Local natural gas	51,898	46,931	11,328	8,121
Exports of natural gas	19,858	20,359	3,929	3,927
LPG sales	2,943	4,168	1,358	968

Total revenue from contracts with customers	1,647,768	1,168,774	471,318	309,196

Note 5. Cost of sales

5.1 Operating costs

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Fees and compensation for services	62,006	48,729	20,470	11,609
Salaries and payroll taxes	27,310	21,072	7,526	4,633
Employee benefits	9,333	5,926	2,832	1,462
Consumption of materials and spare parts	4,377	4,933	1,240	771
Transport	4,221	5,214	1,532	1,850
Easements and fees	3,288	4,547	876	751
Other	5,991	4,264	2,080	1,194

Total operating costs	116,526	94,685	36,556	22,270

5.2 Crude oil stock fluctuation

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Crude oil stock at beginning of the year/period (Note 17)	2,664	4,722	471	921
Less: Crude oil stock at end of the year/period (Note 17)	(4,384)	(2,664)	(4,384)	(2,664)

Total crude oil stock fluctuation	(1,720)	2,058	(3,913)	(1,743)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three-month periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 5.3 Royalties and others

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Royalties	184,441	128,723	54,569	34,207
Export duties	59,509	48,090	19,327	12,386

Total royalties and others	243,950	176,813	73,896	46,593

Note 6. Selling expenses

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Transport	88,257	33,006	47,018	10,363
Taxes, rates and contributions	24,960	14,908	6,368	3,690
Fees and compensation for services	15,481	10,490	6,208	2,292
Tax on bank account transactions	11,636	10,388	2,933	2,825

Total selling expenses	140,334	68,792	62,527	19,170

Note 7. General and administrative expenses

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Salaries and payroll taxes	37,587	23,300	10,403	4,695
Share-based payments	34,923	23,133	6,285	5,858
Fees and compensation for services	13,377	11,764	4,227	3,592
Taxes, rates and contributions (1)	9,687	1,884	9,078	1,068
Employee benefits	6,020	4,678	2,009	1,569
Institutional promotion and advertising	2,324	2,174	1,139	687
Other	5,036	3,550	2,066	1,196

Total general and administrative expenses	108,954	70,483	35,207	18,665

(1)	For the years ended December 31, 2024 and 2023, including 8,017 and 1,072 respectively, related to personal assets tax.

Note 8. Other operating income and expenses

8.1 Other operating income

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Gain from Exports Increase Program (1)	45,201	81,232	8,898	81,232
Other income	8,926	8,492	(2,431)	2,407
Gain related to the transfer of conventional assets (2)	—	89,659	—	—
Gain from farmout agreement (3)	—	24,429	—	—

Total other operating income	54,127	203,812	6,467	83,639

(1)	The years ended December 31, 2024 and 2023, mainly included 43,911 and 86,173 of gain, net of related costs.
(2)	See Note 1.2.1 to the annual consolidated financial statements as of December 31, 2023.
(3)

The year ended December 31, 2023, including 26,650 of receipts received by Trafigura, related to the farmout agreements I y II net of disposals of oil and gas properties and goodwill for 2,051 and 170, respectively. (See Note 29.2.1.1 to the annual consolidated financial statements as of December 31, 2023).

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three-month periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

8.2 Other operating expenses

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
(Provision for) reversal of contingencies (1)	(688)	(69)	33	(77)
(Provision for) environmental remediation (1)	(359)	(485)	(57)	(58)
(Provision for) reversal of materials and spare parts obsolescence (1)	(214)	1,132	(40)	(8)
Restructuring and reorganization expenses (2)	—	(276)	—	—

Total other operating expenses	(1,261)	302	(64)	(143)

(1)	These transactions did not generate cash flows.
(2)	For the year ended December 31, 2023, the Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.

Note 9. Financial income (expense), net

9.1 Interest income

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Financial interest	4,535	1,235	1,375	433

Total interest income	4,535	1,235	1,375	433

9.2 Interest expense

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Borrowings interest (Note 16.2)	(62,499)	(21,879)	(25,361)	(5,674)

Total interest expense	(62,499)	(21,879)	(25,361)	(5,674)

9.3 Other financial income (expense)

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Amortized cost (Note 16.2)	(1,649)	(1,810)	(589)	(525)
Net changes in foreign exchange rate	(453)	18,458	1,852	7,927
Discount of assets and liabilities at present value	933	2,137	1,341	(806)
Changes in the fair value of financial assets	14,120	19,437	7,103	31,659
Interest expense on lease liabilities (Note 13)	(3,093)	(2,894)	(835)	(757)
Discount for well plugging and abandonment	(1,312)	(2,387)	(449)	(599)
Remeasurement in borrowings (1)	—	(72,044)	—	(23,077)
Other (2)	14,855	(26,381)	10,836	(17,649)

Total other financial income (expense)	23,401	(65,484)	19,259	(3,827)

(1)	Related to borrowings in purchasing value units (“UVA”, by Spanish acronym) adjusted by the benchmark stabilization coefficient (“CER”, by its Spanish acronym) (Note 16.2).
(2)	For the years ended December 31, 2024 and 2023, including 6,175 income and 819 from loss related to the ON swapping (Note 16.1 and 16.2), respectively. Both are non-cash.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three-month periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 10. Earnings per share

a)	Basic

Basic earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the year / period.

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Profit for the year / period, net	477,521	396,955	93,771	132,938
Weighted average number of ordinary shares	95,906,449	93,679,904	95,223,600	95,218,119

Basic earnings per share	4.979	4.237	0.985	1.396

b)	Diluted

Diluted earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the year / period, plus the weighted average of dilutive potential ordinary shares.

Potential ordinary shares will be considered dilutive when their conversion to ordinary shares may reduce earnings per share or increase losses per share. They will be considered antidilutive when their conversion to ordinary shares may result in an increase in earnings per share or a reduction in loss per share.

The calculation of diluted earnings per share does not involve a conversion; the exercise or other issue of shares that may have an antidilutive effect on loss per share, or when the exercise price is higher than the average price of ordinary shares during the year / period, no dilution effect is booked, as diluted earnings per share is equal to basic earnings per share.

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Profit for the year / period, net	477,521	396,955	93,771	132,938
Weighted average number of ordinary shares (1)	103,077,629	99,232,919	102,721,610	100,968,859

Diluted earnings per share	4.633	4.000	0.913	1.317

(1)

As of December 31, 2024, the Company has 95,285,453 outstanding shares (Note 19.1) that cannot exceed 98,781,028 shares. Likewise, in accordance with IFRS the average number of ordinary shares with a potential dilutive effect amounts to 103,077,629.

As of December 31, 2024, the Company holds 1,840,530 Series A shares to be used in the Long-Term Incentive Plan (“LTIP”), that, on the date of this unaudited interim condensed consolidated financial statements, are currently unvested. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted earnings per share.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 11. Property, plant and equipment

The changes in property, plant and equipment for the year ended December 31, 2024 are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties	Production wells and facilities	Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2023	12,574	43,524	498,707	2,036,644	123,015	44,955	2,759,419
Additions	—	—	—	23,325 (1)	1,034,608	238,831	1,296,764
Transfers	(4,310)	11,102	—	1,154,325	(966,416)	(194,701)	—
Disposals	—	(560)	—	—	—	—	(560)
Reversal of impairment of long -lived assets (2)	—	—	2,201	2,493	—	—	4,694

Amounts as of December 31, 2024	8,264	54,066	500,908	3,216,787	191,207	89,085	4,060,317

Accumulated depreciation
Amounts as of December 31, 2023	(232)	(15,239)	(80,655)	(735,534)	—	—	(831,660)
Depreciation	—	(6,563)	(21,044)	(394,919)	—	—	(422,526)
Disposals	—	339	—	—	—	—	339
Reversal of impairment of long -lived assets (2)	—	—	(92)	(395)	—	—	(487)

Amounts as of December 31, 2024	(232)	(21,463)	(101,791)	(1,130,848)	—	—	(1,254,334)

Net value
Amounts as of December 31, 2024	8,032	32,603	399,117	2,085,939	191,207	89,085	2,805,983

Amounts as of December 31, 2023	12,342	28,285	418,052	1,301,110	123,015	44,955	1,927,759

(1)	Related to the re-estimation of well plugging and abandonment. This transaction did not generate cash flows.
(2)	See Note 2.4.1.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Goodwill and other intangible assets

Below are the changes in goodwill and other intangible assets for the year ended December 31, 2024:

	Goodwill	Other intangible assets
Cost
Amounts as of December 31, 2023	22,576	24,396
Additions	—	11,328

Amounts as of December 31, 2024	22,576	35,724

Accumulated amortization
Amounts as of December 31, 2023	—	(14,370)
Amortization	—	(5,911)

Amounts as of December 31, 2024	—	(20,281)

Net value
Amounts as of December 31, 2024	22,576	15,443

Amounts as of December 31, 2023	22,576	10,026

Note 13. Right-of-use assets and lease liabilities

The carrying amount of the Company’s right-of-use assets and lease liabilities, as well as the changes for the year ended December 31, 2024, are detailed below:

	Right-of-use assets			Total lease liabilities
	Land and Buildings	Facilities and machinery	Total
Amounts as of December 31, 2023	388	60,637	61,025	(70,468)
Reestimation	1,428	9,799	11,227	(11,301)
Additions	14,423	63,458	77,881	(63,458)
Depreciation (1)	(688)	(44,112)	(44,800)	—
Payments	—	—	—	56,641
Interest expense (2)	—	—	—	(7,074)

Amounts as of December 31, 2024	15,551	89,782	105,333	(95,660)

(1)	Including the depreciation of drilling services capitalized as “Works in progress” for 35,538.
(2)	Including drilling agreements capitalized as “Works in progress” for 3,981.

Short-term and low-value lease agreements were recognized under “General and administrative expenses” in the statements of profit or loss and other comprehensive income for 121 and 69 for the years ended December 31, 2024 and 2023, respectively.

Note 14. Income tax

The most significant components of the income tax expense in the statements of profit or loss and other comprehensive income of these interim condensed consolidated financial statements are as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Income tax
Current income tax	(426,288)	(16,393)	(106,897)	39,570
Deferred income tax	312,982	(132,011)	75,981	(74,085)

Income tax (expense) charged to statement of profit or loss	(113,306)	(148,404)	(30,916)	(34,515)

Deferred income tax charged to other comprehensive income	3,570	(2,298)	(1,639)	(2,644)

Total income tax (expense)	(109,736)	(150,702)	(32,555)	(37,159)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

For the year ended December 31, 2024 and 2023, the Company’s effective rate was 19% and 27%, respectively. The differences between the effective and statutory rate mainly include: (i) the application of the tax adjustment for inflation in Argentina; (ii) the depreciation of the Argentine peso (“ARS”) with respect to the USD affecting the Company’s tax deductions of nonmonetary assets; and (iii) the accumulative tax losses not recognized in the period.

For the year ended December 31, 2024, and despite the disparity in the evolution of the Consumer Price Index (“IPC” by its Spanish acronym) and the exchange rate throughout the period (Note 16.5.1.1), the Argentine Government did not establish a deferral mechanism for tax inflation adjustment, resulting in an increase in the income tax base.

See Note 30 to the annual consolidated financial statements as of December 31, 2023.

Note 15. Trade and other receivables

	As of December 31, 2024	As of December 31, 2023
Noncurrent
Other receivables:
Prepayments, tax receivables and other:
Advance payments for transportation services (1)	134,436	34,660
Receivables related to the transfer of conventional assets (2)	57,194	70,526
Prepaid expenses and other receivables (3)	11,820	27,414
Turnover tax	164	5
Value added tax (“VAT”)	—	462

	203,614	133,067

Financial assets:
Receivables from joint operations	1,243	2,936
Loans to employees	411	348

	1,654	3,284

Total noncurrent trade and other receivables	205,268	136,351

Current
Trade:
Oil and gas accounts receivable (net of allowance for expected credit losses)	77,351	59,787

	77,351	59,787

Other receivables:
Prepayments, tax credits and other:
VAT	90,704	19,713
Receivables related to the transfer of conventional assets (2)	46,018	86,043
Prepaid expenses and other receivables	9,322	9,381
Advance payments for transportation services (1)	7,054	—
Income tax	4,431	13,409
Turnover tax	2,867	385

	160,396	128,931

Financial assets:
Accounts receivable from third parties (4)	29,040	7,804
Receivables from joint operations	5,586	6,581
Balances with related parties (Note 1.2.3.2 and Note 25)	4,741	—
Gas IV Plan (Note 2.5.2.1)	3,007	1,245
Advances to directors and loans to employees	742	557
Other	632	197

	43,748	16,384

Other receivables	204,144	145,315

Total current trade and other receivables	281,495	205,102

(1)

Related to the Duplicar Plus Project implemented by Oleoductos del Valle S.A. and the project to expand the Puerto Rosales maritime terminal and pumping station implemented by Oiltanking Ebytem S.A. (See Note 28.1 and 28.2 to the annual consolidated financial statements as of December 31, 2023)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(2)

Related to the agreement signed with Petrolera Aconcagua Energía S.A. (“Aconcagua”) connected with the transfer of conventional assets (“transfer of conventional assets”). For the years ended December 31, 2024 and 2023, the Company recognized 33,570 and 27,539 respectively, mainly related to the amortization of the account receivable, in the unaudited interim condensed consolidated statement of profit or loss under “Other non-cash costs related to the transfer of conventional assets”. (See Note 1.2.1 to the annual consolidated financial statements as of December 31, 2023).

(3)	As of December 31, 2023, includes 14,292 related to prepayment of leases.
(4)

As of December 31, 2024, includes 13,200 with Aconcagua, related to the extension of the Concessions (Note 26). (See Note 1.2.1 to the annual consolidated financial statements as of December 31, 2023).

Due to the short-term nature of current trade and other receivables, it carrying amount is considered similar to its fair value. The fair values of noncurrent trade and other receivables do not differ significantly from it carrying amounts either.

As of December 31, 2024, in general, accounts receivable has a 15-day term for sales of crude oil and a 57-day term for sales of natural gas and LPG.

The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties and that there is no realistic probability of recovery, for example, when the debtor goes into liquidation or files for bankruptcy proceedings. Trade receivables that are derecognized are not subject to compliance activities. The Company recognized an allowance for expected credit losses against all trade receivables that are 90 days past due because based on its history these receivables are generally not recovered.

As of December 31, 2024, and 2023, the provision for expected credit losses was recorded for 41 and 52 respectively.

As of the date of these interim condensed consolidated financial statements, maximum exposure to credit risk is related to the carrying amount of each class of accounts receivable.

Note 16. Financial assets and liabilities

16.1 Borrowings

	As of December 31, 2024	As of December 31, 2023
Noncurrent
Borrowings	1,402,343	554,832

Total noncurrent	1,402,343	554,832

Current
Borrowings	46,224	61,223

Total current	46,224	61,223

Total Borrowings	1,448,567	616,055

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of December 31, 2024	As of December 31, 2023
Fixed interest
Less than 1 year	45,381	60,373
From 1 to 2 years	185,356	81,900
From 2 to 5 years	404,395	392,550
Over 5 years	787,592	55,382

Total	1,422,724	590,205

Variable interest
Less than 1 year	843	850
From 1 to 2 years	25,000	—
From 2 to 5 years	—	25,000
Over 5 years	—	—

Total	25,843	25,850

Total Borrowings	1,448,567	616,055

See Note 16.4 for information on the fair value of the borrowings.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The carrying amount of borrowings as of December 31, 2024 and 2023 of the Company through its subsidiary Vista Argentina, is as follows:

Company	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	As of December 31, 2024		As of December 31, 2023
Santander International	January, 2021	USD	11,700	Fixed	1.80%	January, 2026	68	(1)	68	(1)
Santander International	July, 2021	USD	43,500	Fixed	2.05%	July, 2026	79	(1)	79	(1)
Santander International	January, 2022	USD	13,500	Fixed	2.45%	January, 2027	28	(1)	28	(1)
ConocoPhillips Company	January, 2022	USD	25,000	Variable	SOFR (2) + 2.01%	September, 2026	25,843		25,850
Citibank N.A.	April, 2024	USD	45,000	Fixed	5.00%	April, 2026	20,009		—
Banco Patagonia S.A.	July, 2024	USD	548	Fixed	11.00%	January, 2025	144		—

Total							46,171		26,025

(1)	As of December 31, 2024 and 2023, it includes 24,350 of collateralized capital. The carrying amount corresponds to interest.
(2)	Secured Overnight Financing Rate (“SOFR”).

Moreover, Vista Argentina issued ON, under the name “Programa de Notas” approved by CNV. The following chart shows the carrying amount of ON as of December 31, 2024 and 2023:

Instrument	Execution date	Currency	Principal		Interest	Annual rate	Maturity date	As of December 31, 2024		As of December 31, 2023
ON VI	December, 2020	USD-linked (1)	10,000		Fixed	3.24%	December, 2024	—		9,997
ON XI	August, 2021	USD-linked (1)	9,230		Fixed	3.48%	August, 2025	—	(2)	9,231
ON XII	August, 2021	USD-linked (1)	100,769		Fixed	5.85%	August, 2031	97,467		102,556
ON XIII	June, 2022	USD	43,500		Fixed	6.00%	August, 2024	—		43,458
ON XIV	November, 2022	USD	40,511		Fixed	6.25%	November, 2025	—	(2)	36,484
ON XV	December, 2022	USD	13,500		Fixed	4.00%	January, 2025	13,539		13,476
ON XVI	December, 2022	USD-linked (1)	63,450		Fixed	0.00%	June, 2026	63,429		63,231
	May, 2023	USD-linked (1)	40,785	(3)	Fixed	0.00%	June, 2026	40,525		40,525
ON XVII	December, 2022	USD-linked (1)	39,118		Fixed	0.00%	December, 2026	37,805	(4)	38,948
ON XVIII	March, 2023	USD-linked (1)	118,542		Fixed	0.00%	March, 2027	115,657	(4)	117,979
ON XIX	March, 2023	USD-linked (1)	16,458		Fixed	1.00%	March, 2028	16,414		16,396
ON XX	June, 2023	USD	13,500		Fixed	4.50%	July, 2025	13,477		13,357
ON XXI	August, 2023	USD-linked (1)	70,000		Fixed	0.99%	August, 2028	67,170	(4)	69,749
ON XXII	December, 2023	USD	14,669		Fixed	5.00%	June, 2026	14,657		14,643
ON XXIII	March, 2024	USD	60,000		Fixed	6.50%	March, 2027	40,569	(4)	—
	May, 2024	USD	32,203		Fixed	6.50%	March, 2027	32,722		—
ON XXIV	May, 2024	USD	46,562		Fixed	8.00%	May, 2029	46,860		—
ON XXV	July, 2024	USD-linked (1)	53,195		Fixed	3.00%	July, 2028	53,111		—
ON XXVI	October, 2024	USD	150,000		Fixed	7.65%	October, 2031	151,573		—
ON XXVII	December, 2024	USD	600,000		Fixed	7.63%	December, 2035	597,421	(5)	—

Total								1,402,396		590,030

Total Borrowings								1,448,567		616,055

(1)	Subscribed in USD, payable in ARS at the exchange rate applicable on maturity date.
(2)	As of December 31, 2024 the Company pre-settled ON XI and XIV.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(3)

On May 29, 2023, the Company settled ON VII by: (i) issuing additional ON XVI for 40,785 (which generated no cash flows); and (ii) paid remind principal and interest. The Company recognized 819 related to the loss from the issuance of the swap mentioned (Note 9.3).

(4)	The carrying amounts of ONs XVII; XVIII; XXI and XXIII include 1,200, 2,500, 2,650 and 20,000, respectively, of ONs repurchased by the Company.
(5)	See Note 1.2.1.

As of December 31, 2024, Vista Argentina should meet the following incurrence financial ratios according to the parameters defined in the agreement:

(i) The Net Leverage Ratio (“NLR”) would not exceed 3.50. NLR is calculated as the proportion of (a) Net debt (Borrowings and Lease liabilities minus Cash, bank balances and other short-term investments) to (b) EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”);

(ii) The Interest Coverage ratio would not be less than 2.00. The Interest Coverage rate is calculated as the proportion of (a) EBITDA to (b) interest expenses for the period/year.

Some permitted indebtedness and permitted baskets would apply. The Agreement includes some limitations, but not prohibitions, among other things, to Vista Argentina ability to: (i) incur or guarantee additional debt; (ii) create liens on its assets to secure debt; (iii) dispose of assets; (iv) merge or consolidate with another Company or sell or otherwise dispose of all or substantially all of its assets; (v) change their existing line of business; (vi) declare or pay any dividends or return any capital; (vii) make investments; (viii) enter into transactions with affiliates; and (ix) change their existing accounting practices.

If: (i) the ON have an Investment Grade Rating from at least two Rating Agencies and (ii) no event of default has occurred and is continuing, then Vista Argentina will not be subject to any of the financial ratios or limitations described above.

As of December 31, 2024, there was no non-compliance of said affirmative, negative and financial covenants.

See Note 28 for information on subsequent borrowings events.

On October 29, 2024, Vista Argentina increased the amount of the “Programa de Notas” through an addendum approved by CNV, for a total principal up to 3,000,000 or its equivalent in other currencies.

16.2 Changes in liabilities from financing activities

Changes in the borrowings were as follows:

	As of December 31, 2024	As of December 31, 2023
Amounts at beginning of year	616,055	549,332
Proceeds from borrowings (1)	1,320,897	358,954
Payment of borrowings principal (1)	(470,351)	(252,284)
Payment of borrowings interest	(53,897)	(22,993)
Payment of borrowings cost	(7,631)	(1,779)
Borrowings interest (2) (Note 9.2)	62,499	21,879
Amortized cost (2) (Note 9.3)	1,649	1,810
Remeasurement in borrowings (2) (3) (Note 9.3)	—	72,044
Changes in foreign exchange rate (2)	(20,654)	(111,727)
Other financial expense (2) (Note 9.3)	—	819

Amounts at end of year	1,448,567	616,055

(1)	As of December 31, 2023, proceeds of borrowings and payment of borrowings principal include 40,785 related to the ON swapping mentioned in Note 16.1. These transactions did not generate cash flows.
(2)	These transactions did not generate cash flows.
(3)	Related to ON VIII and X, which amounts were in UVA and adjusted by CER. As of December 31, 2023, they were pre- settled by the Company.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

16.3 Financial instruments by category

The following chart includes the financial instruments broken down by category:

As of December 31, 2024	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value	Total financial assets / liabilities
Assets
Trade and other receivables (Note 15)	1,654	—	1,654

Total noncurrent financial assets	1,654	—	1,654

Cash, bank balances and other short-term investments (Note 18)	119,841	124,065	243,906
Trade and other receivables (Note 15)	121,099	—	121,099

Total current financial assets	240,940	124,065	365,005

Liabilities
Borrowings (Note 16.1)	1,402,343	—	1,402,343
Lease liabilities (Note 13)	37,638	—	37,638

Total noncurrent financial liabilities	1,439,981	—	1,439,981

Borrowings (Note 16.1)	46,224	—	46,224
Trade and other payables (Note 23)	487,186	—	487,186
Lease liabilities (Note 13)	58,022	—	58,022

Total current financial liabilities	591,432	—	591,432

As of December 31, 2023	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value	Total financial assets / liabilities
Assets
Plan assets (Note 24)	—	5,438	5,438
Trade and other receivables (Note 15)	3,284	—	3,284

Total noncurrent financial assets	3,284	5,438	8,722

Cash, bank balances and other short-term investments (Note 18)	35,292	156,163	191,455
Trade and other receivables (Note 15)	76,171	—	76,171

Total current financial assets	111,463	156,163	267,626

Liabilities
Borrowings (Note 16.1)	554,832	—	554,832
Lease liabilities (Note 13)	35,600	—	35,600

Total noncurrent financial liabilities	590,432	—	590,432

Borrowings (Note 16.1)	61,223	—	61,223
Trade and other payables (Note 23)	205,055	—	205,055
Lease liabilities (Note 13)	34,868	—	34,868

Total current financial liabilities	301,146	—	301,146

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Below are income, expenses, profit, or loss from each financial instrument:

For the year ended December 31, 2024:

	Financial assets/ liabilities at amortized cost	Financial assets/ liabilities at fair value	Total financial assets / liabilities
Interest income (Note 9.1)	4,535	—	4,535
Interest expense (Note 9.2)	(62,499)	—	(62,499)
Amortized cost (Note 9.3)	(1,649)	—	(1,649)
Net changes in foreign exchange rate (Note 9.3)	(453)	—	(453)
Discount of assets and liabilities at present value (Note 9.3)	933	—	933
Changes in the fair value of financial assets (Note 9.3)	—	14,120	14,120
Interest expense on lease liabilities (Note 9.3)	(3,093)	—	(3,093)
Discount for well plugging and abandonment (Note 9.3)	(1,312)	—	(1,312)
Other (Note 9.3)	14,855	—	14,855

Total	(48,683)	14,120	(34,563)

For the year ended December 31, 2023:

	Financial assets/ liabilities at amortized cost	Financial assets/ liabilities at fair value	Total financial assets / liabilities
Interest income (Note 9.1)	1,235	—	1,235
Interest expense (Note 9.2)	(21,879)	—	(21,879)
Amortized cost (Note 9.3)	(1,810)	—	(1,810)
Net changes in foreign exchange rate (Note 9.3)	18,458	—	18,458
Discount of assets and liabilities at present value (Note 9.3)	2,137	—	2,137
Changes in the fair value of financial assets (Note 9.3)	—	19,437	19,437
Interest expense on lease liabilities (Note 9.3)	(2,894)	—	(2,894)
Discount for well plugging and abandonment (Note 9.3)	(2,387)	—	(2,387)
Remeasurement in borrowings (Note 9.3)	(72,044)	—	(72,044)
Other (Note 9.3)	(26,381)	—	(26,381)

Total	(105,565)	19,437	(86,128)

16.4 Fair value

This note includes information on the Company’s method for assessing the fair value of its financial assets and liabilities.

16.4.1 Fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis

The Company classifies the measurements at fair value of financial instruments using a fair value hierarchy, which shows the relevance of the variables applied to carry out these measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices).

•	Level 3: data on the asset or liability that are based on information that cannot be observed in the market (that is, non-observable data).

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following chart shows the Company’s financial assets measured at fair value as of December 31, 2024 and 2023:

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short-term investments	124,065	—	—	124,065

Total assets	124,065	—	—	124,065

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Plan assets	5,438	—	—	5,438
Short-term investments	156,163	—	—	156,163

Total assets	161,601	—	—	161,601

The value of financial instruments traded in active markets is based on quoted market prices as of the date of these accompanying unaudited interim condensed consolidated financial statements. A market is considered active when quoted prices are available regularly through a stock exchange, a broker, a specific sector entity or regulatory agency, and these prices reflect regular and current market transactions between parties at arm’s length. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in Level 1.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. These valuation techniques maximize the use of observable market data, when available, and minimize the use of Company’s specific estimates. Should all significant variables used to establish the fair value of a financial instrument be observable, the instrument is included in Level 2.

Should one or more variables used in determining the fair value not be observable in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1, Level 2 and Level 3 from December 31, 2023, through December 31, 2024.

16.4.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)

Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the interim condensed consolidated financial statements approximate to its fair values, as explained in the related notes.

As of December 31, 2024	Carrying amount	Fair value	Level
Liabilities
Borrowings	1,448,567	1,391,352	2

Total liabilities	1,448,567	1,391,352

16.5 Risk management objectives and policies concerning financial instruments

16.5.1 Financial risk factors

The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk and liquidity risk.

Financial risk management is included in the Company’s global policies, and it adopts a comprehensive risk management policy focused on tracking risks affecting the entire Company. This strategy aims at striking a balance between profitability targets and risk exposure levels. Financial risks are derived from the financial instruments to which the Company is exposed during each period or as of every period-end.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company’s financial department, controls financial risk by identifying, assessing and covering financial risks. The risk management systems and policies are reviewed regularly to show the changes in market conditions and the Company’s activities.

The Company reviewed its exposure to financial risk factors and identified no significant changes in the risk analysis included in its annual consolidated financial statements as of December 31, 2023, except for the following:

16.5.1.1 Market risk

Exchange rate risk

The Company’s financial position and results of operations are sensitive to exchange rate changes between USD and ARS. As of December 31, 2024 and 2023, the Company performed foreign exchange currency transactions, and the impact in the results of the period is recognized in the consolidated statement of profit or loss in “Other financial income (expense)”.

Most Company revenues are denominated in USD, or the changes in sales follow the changes in USD listed price.

During the years ended December 31, 2024 and 2023, ARS depreciated by about 28% and 356%, respectively.

The following chart shows the sensitivity to a modification in the exchange rate of ARS to USD while maintaining the remainder variables constant. Impact on profit before taxes is related to changes in the fair value of monetary assets and liabilities denominated in currencies other than the USD, the Company’s functional currency. The Company’s exposure to changes in foreign exchange rates for the remainder currencies is immaterial.

	As of December 31, 2024	As of December 31, 2023
Changes in exchange rate:	+/- 10%	+/- 10%
Effect on profit or loss before income taxes	38,108 / (38,108)	658 / (658)
Effect on equity before income taxes	38,108 / (38,108)	658 / (658)

Inflation in Argentina

For the years ended December 31, 2024 and 2023, the inflation rate was 117.8% and 211.4%, respectively.

Interest rate risk

The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.

For the years ended December 31, 2024, and 2023, the average interest rate for borrowings in ARS was 41.98% and 3.37%, respectively.

Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of December 31, 2024 and 2023, about 2% and 4% of indebtedness was subject to variable interest rates, respectively.

For the years ended December 31, 2024, and 2023, the variable interest rate of borrowings denominated in USD stood at 7.42% and 9.32%, respectively.

The Company expects to lessen its interest rate exposure by analyzing and assessing (i) the different sources of liquidity available in domestic and international financial and capital markets (if available); (ii) alternative (fixed or variable) interest rates, currencies and contractual terms available for companies in a sector, industry and risk similar to the Company’s; and (iii) the availability, access and cost of interest rate hedge contracts. Hence, the Company assesses the impact on profit or loss of each strategy on the obligations that represent the main positions to the main interest-bearing positions.

The Company considers that the risk of an increase in interest rates is low; therefore, it does not expect substantial debt risk.

For the years ended December 31, 2024 and 2023, the Company did not use derivative financial instruments to mitigate interest rate risks.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 17. Inventories

	As of December 31, 2024	As of December 31, 2023
Crude oil stock (Note 5.2)	4,384	2,664
Materials and spare parts	2,082	4,651
Assigned crude oil stock	3	234

Total inventories	6,469	7,549

Note 18. Cash, bank balances and other short-term investments

	As of December 31, 2024	As of December 31, 2023
Cash in banks	520,401	21,798
Money market funds	119,841	35,292
Mutual funds	115,368	152,426
Argentine government bonds	8,697	3,737

Total cash, banks balances and other short-term investments	764,307	213,253

Cash and cash equivalents include cash on hand and at bank and investments maturing within 3 months. For the consolidated statement of cash flows purposes below is the reconciliation between cash, bank and short-term investments and cash and cash equivalents:

	As of December 31, 2024	As of December 31, 2023
Cash, bank balances and other short-term investments	764,307	213,253
Less
Argentine government bonds	(8,697)	(3,737)

Cash and cash equivalents	755,610	209,516

Note 19. Equity

19.1 Capital stock

The following chart shows a reconciliation of the movements in the Company’s capital stock for the year ended December 31, 2024:

	Series A	Series C	Total
Amounts as of December 31, 2023	517,874	—	517,874
Number of shares	95,355,430	2	95,355,432

Reduction of capital stock	(19,965)		(19,965)
Number of shares	—	—	—
Share repurchase	(99,846)	—	(99,846)
Number of shares repurchased (1)	(2,081,198)	—	(2,081,198)
Shares to be granted in LTIP	1	—	1
Number of shares	2,011,219	—	2,011,219

Amounts as of December 31, 2024	398,064	—	398,064
Number of shares	95,285,451	2	95,285,453

(1)	As of the date of issuance of these interim condensed consolidated financial statements, the shares repurchased are held in Treasury.

On December 5, 2024, the Board of Directors Meeting approved the reduction of the variable portion of the Company’s capital stock of 19,965, for the absorption of accumulated losses as of October 31, 2024, shown on the Company’s nonconsolidated financial statements. This transaction did not require the cancellation of Series A shares as they have no nominal value. Likewise, this operation did not generate any tax effect in Mexico.

As of December 31, 2024 and 2023, the Company’s authorized capital includes 33,506,788 and 33,436,809 Series A ordinary shares, respectively, held in Treasury.

As of December 31, 2024, the Company holds the 2 outstanding Series C shares.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

See Note 21 to the annual consolidated financial statements as of December 31, 2023.

19.2 Share repurchase reserve

On August 6, 2024, through the Ordinary General Shareholders’ Meeting, the Company’s shareholders approved an increase of a fund to acquire own shares for 50,000 based on the Company’s nonconsolidated financial statements. As of December 31, 2024 and 2023, the total amount of share repurchase reserve is 129,324 y 79,324, respectively.

Note 20. Provisions

	As of December 31, 2024	As of December 31, 2023
Noncurrent
Well plugging and abandonment	31,026	12,191
Environmental remediation	2,032	148

Total noncurrent provisions	33,058	12,339

Current
Environmental remediation	2,484	936
Well plugging and abandonment	1,412	3,096
Contingencies	14	101

Total current provisions	3,910	4,133

Note 21. Salaries and payroll taxes

	As of December 31, 2024	As of December 31, 2023
Current
Provision for bonuses and incentives	23,450	12,657
Salaries and social security contributions	9,206	4,898

Total current salaries and payroll taxes	32,656	17,555

Note 22. Other taxes and royalties

	As of December 31, 2024	As of December 31, 2023
Current
Royalties and others	26,008	33,862
Tax withholdings	12,497	1,603
Personal assets tax	8,132	912
Other	1,078	172

Total current other taxes and royalties	47,715	36,549

Note 23. Trade and other payables

	As of December 31, 2024	As of December 31, 2023
Current
Accounts payables:
Suppliers	435,768	197,019
Customer advances	37,651	7,677

Total current accounts payables	473,419	204,696

Other accounts payables:
Payables to third parties (1)	13,200	—
Extraordinary fee for Gas IV Plan	415	162
Payables to partners of joint operations	152	197

Total other current accounts payables	13,767	359

Total current trade and other payables	487,186	205,055

(1)	As mentioned in Note 26, the Company has a payable for 13,200, related to the extension of the Concessions.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Other than mentioned above, due to the short-term nature of current trade and other payables, their carrying amount is deemed to be the same as its fair value. The carrying amount of noncurrent trade and other payable does not differ considerably from its fair value.

Note 24. Employee benefits

The following chart summarizes net expense components and the changes in the liability for long-term employee benefits in the unaudited interim condensed consolidated financial statements:

	Year ended December 31, 2024	Year ended December 31, 2023	Period from October 1, through December 31, 2024	Period from October 1, through December 31, 2023
Cost of interest	(476)	(639)	(258)	(170)
Cost of services	(13)	(25)	(8)	(6)
Settlement	—	364	—	—

Total	(489)	(300)	(266)	(176)

	As of December 31, 2024
	Present value of the obligation	Plan assets	Net liabilities
Amounts at beginning of year	(11,295)	5,592	(5,703)
Items classified as loss or profit
Cost of interest	(712)	236	(476)
Cost of services	(13)	—	(13)
Items classified in other comprehensive income
Actuarial remeasurement	(10,331)	131	(10,200)
Payment of contributions	1,805	(1,381)	424

Amounts at end of year	(20,546)	4,578	(15,968)

The fair value of plan assets as of every year end per category, is as follows:

	As of December 31, 2024	As of December 31, 2023
Cash and cash equivalents	4,578	154
US government bonds	—	5,438

Total	4,578	5,592

See Note 23 to the annual consolidated financial statements as of December 31, 2023.

Note 25. Related parties’ transactions and balances

Related to the agreement mentioned in Note 1.2.3.2, as of December 31, 2024, the Company has granted an advanced to the VMOS S.A. of 4,741, booked under “Trade and other receivables” within the line “Balances with related parties” (Note 15).

As of December 31, 2024 and 2023, other than mentioned above and for the information including in Note 27 to the annual consolidated financial statements as of December 31, 2023, the Company carries no other balances with related parties and relevant transactions.

Note 2.3 to the annual consolidated financial statements as of December 31, 2023, provides information on the Group’s structure, including information on Company subsidiaries.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 26. Commitments and contingencies

On December 6, 2024, through Decree No. 491/2024, the Province of Río Negro approved in favor of Vista Argentina the extension of (non-operated) conventional exploitation concessions for 10 years in the areas: (i) Entre Lomas and 25 de Mayo - Medanito S.E., and the associated transportation concessions, in both cases due in 2036, and (ii) Jagüel de los Machos through 2035.

As part of the extension of the concessions mentioned above, Vista Argentina, undertook to pay the Province of Río Negro: (i) 22,000 for the extension, and (ii) a contribution of 4,400 to support institutional development and strengthening.

Under the terms of the agreement signed with Aconcagua for the transfer of conventional assets (see Note 1.2.1 of the consolidated financial statements as of December 31, 2023), the Company retains the ownership of the concessions and will pay the province the aforementioned amounts. However, Aconcagua, as the operator, will reimburse Vista for the payments made in relation to these items.

As of December 31, 2024, a total payment of 13,200 was made, related to 50% of the commitments assumed. The amount owed is booked under “Trade and other payables” within the line “Payables to third parties” (Note 23). Also, the receivable from Aconcagua for the same item is booked in “Trade and other receivables” within the line “Receivables from third parties” (Note 15).

Other than mentioned above, there were no significant changes in commitments and contingencies for the year ended December 31, 2024 (See Notes 28 and 29 to the annual consolidated financial statements as of December 31, 2023).

Note 27. Tax regulations

Other than mentioned in Note 2.5.1.1, 2.5.1.2 and 14, there were no other significant changes in Argentina’s and Mexico’s tax regulations during the year ended December 31, 2024 (See Note 30 to the annual consolidated financial statements as of December 31, 2023).

Note 28. Subsequent events

The Company assessed events subsequent to December 31, 2024, to determine the need of a potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events through February 26, 2025, date in which these financial statements were made available for issue:

•

On January 2, 2025, Vista Argentina signed a loan agreement with Banco de la Nacion Argentina in ARS for an amount equivalent of 43,584, at an annual interest rate of 32.88%, with expiration date as of March 31, 2025.

•	On January 6, 2025, Vista Argentina paid interest for an amount of 114 corresponding to loan agreements signed with Banco Santander International in July 2021 and January 2022.

•	On January 6, 2025, under the VMOS, Vista Argentina made payments to VMOS S.A. for 16,690 (Note 1.2.3.2).

•	On January 8, 2025, Vista Argentina paid principal and interest for a total amount of 144 corresponding to loan agreement signed with Banco Patagonia.

•	On January 8, 2025, Vista Argentina paid interest for a total amount of 402 corresponding to ON XXV.

•	On January 8, 2025, under de VMOC, Vista Argentina made payments to YPF for 16,741 net of taxes (Note 1.2.3.1).

•	On January 13, 2025, Vista Argentina paid interest for a total amount of 911 corresponding to loan agreement signed with ConocoPhillips Company.

•

On January 13, 2025, Vista Argentina signed loans agreements with Banco de Galicia y Buenos Aires S.A.U. for a total amount of 66,000; at an annual interest rate between 1.50%, and 1.90%, and expiration date between February 18, 2025 and April 21, 2025. Likewise, on February 8, 2025, Vista Argentina paid a total amount of principal and interest of 18,027, related to the mentioned agreements.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2024 and 2023 and for the years and for the three periods ended December 31, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

•	On January 20, 2025, Vista Argentina paid interest for an amount of 73 corresponding to loan agreement signed with Banco Santander International in January 2021.

•	On January 20, 2025, Vista Argentina paid principal and interest corresponding to ON XV for an amount of 13,567.

•	On January 24, 2025, Vista Argentina signed a loan agreement with Banco de la Nacion Argentina for an amount of 30,000; at an annual interest rate of 2.00%, and an expiration date on July 23, 2025.

•

On January 24, 2025, Vista Argentina signed a loan agreement with Banco de la Provincia de Buenos Aires for an amount of 20,000 at an annual interest rate of 1.90% and an expiration date on May 29, 2025.

•	On January 27, 2025, Vista Argentina signed a loan agreement with Banco Citibank N.A. for an amount of 25,000 at an annual interest rate of 5.00% and an expiration date on April 26, 2026.

•	On January 27, 2025, Vista Argentina signed a loan agreement with Banco ICBC for an amount of 20,000 at an annual interest rate of 1.75% and an expiration date on March 28, 2025.

•	On January 28, 2025, Vista Argentina paid interest corresponding to a loan agreement with Banco Citibank N.A. for an amount of 71.

•

On January 29, 2025, Vista Argentina signed a loan agreement with Banco de la Provincia de Buenos Aires for an amount of 20,000 at an annual interest rate of 1.90% and an expiration date on May 29, 2025.

•	On February 11, 2025, Vista Argentina paid interest corresponding to ON XXI for an amount of 175.

•	On February 18, 2025, Vista Argentina signed a loan agreement with Banco Ciudad de Buenos Aires for an amount of 18,000 at an annual interest rate of 2.50% and an expiration date on June 18, 2025.

There are no other events or transactions between the closing date and the date of issuance of these unaudited interim condensed consolidated financial statements that could significantly affect the Company’s financial position or profit or loss.